

March 25, 2003

Dear Shareholder:

It is my pleasure to invite you to attend the 2003 Annual Meeting of Shareholders of United Community Banks, Inc., which will be held April 30, 2003 at Brasstown Valley Resort, Young Harris, Georgia at 2:00 p.m. Shareholders of record as of March 14, 2003 are entitled to vote at the meeting.

Enclosed with this letter is the notice of the meeting, a proxy statement, a proxy, the 2002 annual report to shareholders and the 2002 annual report on Form 10-K filed with the Securities and Exchange Commission. The proxy statement contains information about actions to be taken at the meeting. We encourage you to review these materials so you will be fully informed about the matters that will be considered at the meeting. The notice of the meeting and proxy statement which appear on the following pages contain information about matters which are to be considered at the meeting.

Whether or not you are able to attend the meeting, please take a moment to complete your Proxy Card and at your earliest convenience, forward the card to our transfer agent in the envelope provided. If you do attend the meeting and would like to vote in person, you may do so even if you already sent in a proxy.

On behalf of the management, employees, and directors of United Community Banks, Inc., I want to thank you for your continued support.

Sincerely,

Jimmy C. Tallent,
President and Chief Executive Officer

United Community Banks, Inc. • Post Office Box 398 • 63 Highway 515 • Blairsville, Georgia 30514-0398



63 HIGHWAY 515
BLAIRSVILLE, GEORGIA 30514-0398

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be Held on April 30, 2003

The Annual Meeting of Shareholders of United Community Banks, Inc. will be held on April 30, 2003 at 2:00 p.m. at Brasstown Valley Resort, Young Harris, Georgia, for the following purposes:

1. For the election of twelve directors to constitute the Board of Directors to serve until the next annual meeting and until their successors are elected and qualified; and

2. To consider and act upon any other matters that may properly come before the meeting and any adjournment thereof.

Only shareholders of record at the close of business on March 14, 2003 will be entitled to notice of, and to vote at, the meeting. A proxy statement and a proxy solicited by the Board of Directors are enclosed herewith. Please sign, date, and return the proxy promptly in the enclosed business reply envelope. If you attend the meeting you may, if you wish, withdraw your proxy and vote in person.

By Order of the Board of Directors,

Jimmy C. Tallent,
President and Chief Executive Officer

March 25, 2003

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, PLEASE COMPLETE AND RETURN THE ENCLOSED PROXY PROMPTLY SO THAT YOUR VOTE MAY BE RECORDED AT THE MEETING IF YOU DO NOT ATTEND.

TABLE OF CONTENTS



63 HIGHWAY 515
BLAIRSVILLE, GEORGIA 30514-0398

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PROXY STATEMENT

_____

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of United Community Banks, Inc. for use at the 2003 Annual Meeting of Shareholders to be held on Thursday, April 30, 2003 at 2 p.m., local time, at Brasstown Valley Resort, Young Harris, Georgia, and at any adjournments or postponements of the annual meeting.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

What is the purpose of the annual meeting?

At the annual meeting, shareholders will act upon the matters set forth in the accompanying notice of meeting, including the election of twelve directors, and any other matters that may properly come before the meeting.

Who is entitled to vote?

All shareholders of record of United's common stock at the close of business on March 14, 2003, which is referred to as the record date, are entitled to receive notice of the annual meeting and to vote the shares of common stock held by them on the record date. Each outstanding share of common stock entitles its holder to cast one vote for each matter to be voted upon.

How do I vote?

If you hold your shares of common stock in your own name as a holder of record, you may vote in person at the annual meeting or instruct the proxy holders named in the enclosed proxy card how to vote your shares by marking, signing, dating and returning the proxy card in the postage-paid envelope that we have provided to you.

If your shares of common stock are held by a broker, bank or other nominee (i.e., in "street name"), you will receive instructions from your nominee which you must follow in order to have your shares voted.

Proxies that are executed, but do not contain any specific instructions, will be voted "FOR" the election of all the nominees for directors specified herein.

What are the quorum and voting requirements to elect the nominees for director?

The presence, in person or by proxy, of holders of at least a majority of the total number of outstanding shares of common stock entitled to vote is necessary to constitute a quorum for the transaction of business at the annual meeting. As of the record date, there were 21,207,569 shares of common stock outstanding and entitled to vote at the annual meeting.

The required vote for each item of business at the annual meeting is as follows:

- For Item 1 on the proxy card, the election of directors, those nominees receiving the greatest number of votes at the annual meeting, assuming a quorum is present, shall be deemed elected, even though the nominees may not receive a majority of the votes cast.

- For any other business at the annual meeting, the vote of a majority of the shares voted on the matter, assuming a quorum is present, shall be the act of the shareholders on that matter, unless the vote of a greater number is required by law.

How are votes counted?

For Item 1 on the proxy card, the election of directors, abstentions and "broker non-votes" will be counted only for purposes of establishing a quorum, but will not otherwise affect the vote. "Broker non-votes" are proxies received from brokers or other nominees holding shares on behalf of their clients who have not been given specific voting instructions from their clients with respect to non-routine matters. Under the rules of certain self regulatory organizations, such as the NASD, the election of directors is considered a routine matter and brokers and other nominees have discretionary voting power to vote such shares on routine matters in the absence of specific voting instructions.

In counting the votes cast, only those cast "for" and "against" a matter are included, although you cannot vote "against" a nominee for director. Because directors are elected by a plurality of the votes cast in favor, votes to "withhold authority" to vote for a certain nominee will have no effect.

If you hold your shares of common stock in your own name as a holder of record, and you fail to vote your shares, either in person or by proxy, the votes represented by your shares will be excluded entirely from the vote and will have no effect (other than with respect to establishing a quorum). If, however, your shares are held in "street name" and you fail to give instructions as to how you want your shares voted, the broker, bank or other nominee may vote the shares in their own discretion on certain routine matters.

Will other matters be voted on at the annual meeting?

We are not aware of any other matters to be presented at the annual meeting other than those described in this proxy statement. If any other matters not described in the proxy statement are properly presented at the meeting, proxies will be voted in accordance with the best judgment of the proxy holders.

Can I revoke my proxy instructions?

You may revoke your proxy at any time before it has been exercised by:

- filing a written revocation with the Secretary of United at the following address: **63 Highway 515, P.O. Box 398, Blairsville, Georgia 30514**;

- filing a duly executed proxy bearing a later date; or

- appearing in person and electing to vote by ballot at the annual meeting.

Any shareholder of record as of the record date attending the annual meeting may vote in person whether or not a proxy has been previously given, but the presence (without further action) of a shareholder at the annual meeting will not constitute revocation of a previously given proxy.

What other information should I review before voting?

The 2002 annual report to shareholders and the annual report on Form 10-K filed with the Securities and Exchange Commission, including financial statements for the fiscal year ended December 31, 2002, is included with this proxy statement. The annual report is not part of the proxy solicitation material. An additional copy of our annual report on Form 10-K may be obtained without charge by:

- accessing United's web site at www.ucbi.com;

- writing to the Secretary of United at the following address: **63 Highway 515, P.O. Box 398, Blairsville, Georgia 30514**; or

- accessing the EDGAR database at the SEC's website at www.sec.gov.

- You may also obtain copies of our Form 10-K from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the SEC's public reference rooms.

PROPOSAL 1: ELECTION OF DIRECTORS

Introduction

The Bylaws of United provide that the number of directors may range from eight to fourteen. The Board of Directors of United has set the number of directors at twelve. The number of directors may be increased or decreased from time to time by the Board of Directors by resolution, but no decrease shall have the effect of shortening the term of an incumbent director. The terms of office for directors continue until the next annual meeting and until their successors are elected and qualified.

Each proxy executed and returned by a shareholder will be voted as specified thereon by the shareholder. If no specification is made, the proxy will be voted for the election of the nominees named below to constitute the entire Board of Directors. If any nominee withdraws or for any reason is not able to serve as a director, the proxy will be voted for such other person as may be designated by the Board of Directors as a substitute nominee, but in no event will the proxy be voted for more than twelve nominees. Management of United has no reason to believe that any nominee will not serve if elected. All of the nominees are currently directors of United.

Directors are elected by a plurality of the votes cast by the holders of the shares entitled to vote in an election at a meeting at which a quorum is present. A quorum is present when the holders of a majority of the shares outstanding on the record date are present at a meeting in person or by proxy. An abstention or a broker non-vote would be included in determining whether a quorum is present at a meeting, but would not have an effect on the outcome of a vote.

Recommendation

The Board of Directors unanimously recommends a vote FOR the nominees.

Information Regarding Nominees and Other Directors

The following information as of December 31, 2002 has been furnished by the respective nominees for director. Except as otherwise indicated, each nominee has been or was engaged in his present or last principal employment, in the same or a similar position, for more than five years.

Name (Age)	Information About Nominee	Director Since
Jimmy C. Tallent (50)	President and Chief Executive Officer of United	1987
Robert L. Head, Jr. (63)	Chairman of the Board of Directors of United; Owner of Head Construction Company and Head-Westgate Corp., commercial construction company, Blairsville, Georgia	1988
W. C. Nelson, Jr. (59)	Vice Chairman of the Board of United; Owner of Nelson Tractor Company, Blairsville, Georgia	1988
Robert H. Blalock (55)	Owner of Blalock Insurance Agency, Inc., Clayton, Georgia	2000
Harold Brewer (58)	Executive Vice President and Chief Operating Officer of United; Chairman and Chief Executive Officer of Brintech, Inc., a subsidiary of United	2001
Guy W. Freeman (66)	Executive Vice President of Banking of United; Chairman and Chief Executive Officer of United Community Bank North Carolina	2001
Thomas C. Gilliland (54)	Executive Vice President, Secretary and General Counsel of United	1992
Charles E. Hill (65)	Retired Director of Pharmacy at Union General Hospital, Blairsville, Georgia	1988
Hoyt O. Holloway (63)	Owner of H&H Farms, poultry farm, Blue Ridge, Georgia	1993
Clarence W. Mason, Sr. (66)	Owner of Mason Lawn and Garden, Blue Ridge, Georgia	1992
Charles E. Parks (72)	Retired, former owner of Parks Lumber Co., Murrayville, Georgia	1997
Tim Wallis (51)	Owner of Wallis Printing Co., Rome, Georgia	1999

There are no family relationships between any director, executive officer, or nominee for director of United or any of its subsidiaries.

Board of Directors and Committees

The United Board of Directors held seven meetings during 2002. All of the directors attended at least seventy-five percent (75%) of the meetings of the Board and meetings of the committees of the Board on which they sat that were held during their tenure as directors.

Compensation Committee. The compensation committee of the Board of Directors is comprised of all members of the Board who are not employees of United or a subsidiary of United. The compensation committee makes compensation decisions for executive officers and key employees and administers the 1995 United Community Banks Key Employee Stock Option Plan and the 2000 Key Employee Stock Option Plan. The compensation committee met two times during 2002.

Audit Committee. The Board of Directors formed an audit committee at the December 1999 meeting. The audit committee is comprised of directors Holloway, Parks, and Nelson. The audit committee is responsible for recommending the selection of independent auditors; meeting with the independent auditors to review the scope and results of the audit; reviewing with management and the internal auditor the systems of internal control and internal audit reports; ensuring that United's books, records, and external financial reports are in accordance with generally accepted accounting principles; and reviewing all reports of examination made by regulatory authorities and ascertaining that any and all operational deficiencies are satisfactorily corrected. The audit committee met five times during 2002.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

Directors of United, other than employees of United or a bank subsidiary who serve on United's Board of Directors, received a retainer of $10,000, $500 per board meeting attended during 2002 and a $2,500 bonus. Certain members of United's Board of Directors also serve as members of one or more of the Boards of Directors of United's bank subsidiaries, for which they are compensated by the bank subsidiaries.

Executive Compensation

Executive Compensation Table. The following table sets forth in summary form the compensation paid during fiscal year 2002 to the Chief Executive Officer and the four other most highly compensated Executive Officers (sometimes referred to as the named executive officers) whose total salary and bonus exceeded $100,000 in 2002.

Executive Compensation Table

| | | Annual Compensation | | | Long-Term Compensation | | |
Name and Principal Offices held during 2002		Salary	Bonus	Other	Restricted Stock Award	Securities Underlying Options	All Other Compensation
Jimmy C. Tallent	2002	$ 350,000	$ 265,000	$ 62,812[2]	$ -	40,000	$ 27,056[3]
President and Chief	2001	291,000	225,000	58,374[2]	-	30,000	22,103[3]
Executive Officer	2000	250,000	190,000	49,900[2]	-	24,000	23,809[3]
Guy W. Freeman	2002	236,500	140,000	[4]	-	16,000	17,401[5]
Executive Vice President	2001	225,000	120,000	[4]	-	12,000	44,765[5]
of Banking	2000	180,000	100,000	[4]	-	10,000	18,000[5]
Harold J. Brewer	2002	236,500	115,000	[4]	-	16,000	17,401[6]
Executive Vice President and Chief Operating Officer	2001	225,000	100,000	[4]	-	12,000	16,375[6]
Rex S. Schuette[1]	2002	236,500	115,000	[4]	-	16,000	101,710[8]
Executive Vice President and Chief Financial Officer	2001	200,000	100,000	[4]	122,500[7]	35,000	150,951[8]
Thomas C. Gilliland	2002	220,000	100,000	[4]	-	16,000	18,017[9]
Executive Vice President	2001	195,000	75,000	[4]	-	12,000	16,358[9]
and General Counsel	2000	176,500	60,000	[4]	-	11,000	11,383[9]

(1) Mr. Schuette was appointed Executive Vice President and Chief Financial Officer of United in February 2001.

(2) Directors' fees for service on United's bank subsidiaries' boards of directors, country club dues and company provided automobile.

(3) Represents 2002, 2001, and 2000 contributions by United of $20,500, $18,685, and $21,250, respectively, on behalf of Mr. Tallent to United's Profit Sharing Plan and life insurance premiums of $6,556, $3,418, and $2,559, respectively, paid by United on behalf of Mr. Tallent.

(4) Perquisites do not meet the Securities and Exchange Commission threshold for disclosure, which is the lesser of $50,000 or 10% of the total salary and bonus for the named executive officer.

(5) Represents 2002, 2001, and 2000 contributions by United of $17,401, $16,375, and $18,000, respectively, on behalf of Mr. Freeman to United's Profit Sharing Plan and $28,390 in 2001 to cover certain relocation expenses incurred with Mr. Freeman's move to Blairsville, including taxes owed on such amounts.

(6) Represents contributions by United on behalf of Mr. Brewer to United's Profit Sharing Plan.

(7) Represents the restricted stock awarded to Mr. Schuette when he joined United. Mr. Schuette was awarded 7,000 shares that vest in equal installments over a three-year period. Dividends are paid on the shares during the vesting period. The value of the restricted stock award is based on $17.50 per share, the last sale price known to United at the date of grant. At December 31, 2002, Mr. Schuette held 7,000 shares of restricted stock with a value of $170,600 based upon United's closing stock price of $24.37 on December 31, 2002.

(8) Represents 2002 contributions by United of $14,497 on behalf of Mr. Schuette to United's Profit Sharing Plan and $87,231 paid in 2002 and $150,951 paid in 2001 to cover certain relocation expenses incurred with Mr. Schuette's move to Blairsville, including taxes owed on such amounts.

(9) Represents 2002, 2001, and 2000 contributions by United of $16,600, $15,321, and $10,590, respectively, on behalf of Mr. Gilliland to United's Profit Sharing Plan and life insurance premiums of $1,417, $1,037 and $793

paid in 2002, 2001 and 2000, respectively, by United on behalf of Mr. Gilliland.

As of December 31, 2002, United had not granted stock appreciation rights, or similar awards to any of its present or past executive officers, other than awards of stock options and restricted stock under the 1995 United Community Banks Key Employee Stock Option Plan and the 2000 Key Employee Stock Option Plan.

Option Grants. The following table sets forth information with respect to stock options granted to the named executive officers listed on the Executive Compensation Table above during the fiscal year ended December 31, 2002. No SARs were outstanding as of year-end.

Option Grants in Fiscal Year 2002

Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term[2]	
Name	# of Securities Underlying Options Granted[1]	% of Total Options Granted to Employees in Fiscal Year	Expiration Date	5%	10%
Jimmy C. Tallent	40,000	12.5%	3/11/12	$ 491,000	$1,243,000
Guy W. Freeman	16,000	5.0	3/11/12	196,000	497,000
Harold J. Brewer	16,000	5.0	3/11/12	196,000	497,000
Rex S. Schuette	16,000	5.0	3/11/12	196,000	497,000
Thomas C. Gilliland	16,000	5.0	3/11/12	196,000	497,000

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(1)   Each option is exercisable for one share of common stock. Vesting is over a four-year period with 20% of the options vesting at the date of grant and an additional 20% vesting at each of the first four anniversaries of the date of grant. The exercise price of the options was $19.50 per share, the fair market value on the date of grant of the options.

(2)   The "Potential Realizable Value" is disclosed in response to SEC regulations that require such disclosure for illustration only. The values disclosed are not intended to be, and should not be interpreted as, representations or projections of the future value of United's Common Stock or of the stock price. Amounts are calculated at a 5% and 10% rate of annual appreciation in the value of the Common Stock (compounded annually over the option term of 10 years) and are not intended to forecast actual expected future appreciation, if any, of the Common Stock. The potential value to the optionee is the difference between the exercise price (price at the date of grant) and the appreciated value of the stock at the end of 10 years (at 5% and 10% growth rates) multiplied by the number of options. These amounts have been rounded to the nearest thousand dollars.

Option Exercises and Year-End Values. The following table sets forth the number of shares covered by both exercisable and unexercisable options as of December 31, 2002 and the year-end value of exercisable and unexercisable options as of December 31, 2002 for the named executive officers. No options were exercised by named executive officers in 2002.

Aggregated Option Exercises in Last Fiscal Year And Fiscal Year-End Option Values

	Number of Unexercised Options at December 31, 2002		Value of Unexercised Options at December 31, 2002[1]	
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Jimmy C. Tallent	125,900	63,100	$1,411,100	$ 346,300
Guy W. Freeman	65,400	25,600	752,400	140,300
Harold J. Brewer	8,000	20,000	48,600	111,800
Rex S. Schuette	17,200	33,800	111,800	206,600
Thomas C. Gilliland	69,500	26,500	811,400	144,600

(1)   Values of "in the money" options based on $24.37 per share, the closing stock price on December 31, 2002 as reported by Nasdaq.

Equity Compensation Plan Information at Year -End

The following table gives information as of December 31, 2002 about equity awards under United's 1995 Key Employee Stock Option Plan and United's 2000 Key Employee Stock Option Plan.

Plan Category	Number of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for issuance under equity compensation plans (excluding options outstanding)
Equity compensation plans approved by stockholders	1,221,108	$ 16.45	549,704[1]
Equity compensation plans not approved by stockholders[2]	-	-	-
Total	1,221,108	$ 16.45	549,704

(1)   Amount available under the United 2000 Key Employee Stock Option Plan. The 2000 Plan incorporates an evergreen formula pursuant to which the total number of shares remaining available for future issuance shall be equal to approximately 6.2% of the outstanding shares less shares already granted under the plan.

(2)   A total of 294,297 shares of common stock of United may be issued upon the exercise of outstanding options granted under plans assumed by United through mergers. Such plans have been frozen as to further grants at the time of the merger. These options have a weighted average exercise price of $12.55 per share. Statistics regarding the unused options are not included in the above table because unused options cannot be granted.

Executive Contracts, Termination And Change-In-Control Arrangements

Jimmy C. Tallent, Guy W. Freeman, Harold J. Brewer, Rex S. Schuette and Thomas C. Gilliland have each entered into a Change in Control Severance Agreement with United. The agreement is to remain in effect until the earlier of the termination of each executive's employment without entitlement to the benefits under the agreement or the date that that the executive attains age 65 (except that Mr. Freeman's agreement remains in effect to age 70), provided, however, the agreement may be terminated at any time by mutual written agreement of the executive and United.

The agreement provides for payment of compensation and benefits to the executive in the event of a Change in Control (as defined in the agreement), if the executive's employment is involuntarily terminated by United without Cause (as defined in the agreement), or if the executive terminates his employment for Good Reason (as defined in the agreement). The executive is not entitled to compensation or payments pursuant to the agreement if he is terminated by United for Cause, dies, incurs a disability, or voluntarily terminates employment (other than for Good Reason). If a Change in Control occurs during the term of the agreement and the executive's employment is terminated within six months prior to or eighteen months following the date of the Change in Control, and if such termination is an involuntary termination by United without Cause (and does not arise as a result of death or Disability) or a termination by the executive for Good Reason, the executive will be entitled to certain compensation and benefits including his base salary for the entire CIC Severance Period (defined as the lesser of 36 months from the date of his termination or the number of months from the date of his termination until he attains age 65 (70 in the case of Mr. Freeman)), bonus payments (as determined under the agreement) and certain other benefits as determined by the agreement. The agreement provides that the compensation and benefits provided for under the agreement may be reduced or modified so as to insure that United does not pay an Excess Severance Payment (as defined in the agreement).

Compensation Committee Interlocks and Insider Participation

The nonemployee members of the Board of Directors of United reviewed the compensation of Messrs. Tallent, Freeman, Brewer, Schuette, and Gilliland and of United's other executive officers for the 2002 fiscal year. Although Mr. Tallent participated in deliberations regarding the salaries of executive officers, Mr. Tallent did not participate in any decisions regarding his own compensation as an executive officer.

REPORT ON EXECUTIVE COMPENSATION

General

Under rules established by the SEC, United is required to provide certain information with respect to compensation provided to United's President and Chief Executive Officer and other executive officers. The SEC regulations require a report setting forth a description of United's executive compensation policy in general and the considerations that led to the compensation decisions affecting Messrs. Tallent, Freeman, Brewer, Schuette, and Gilliland. In fulfillment of this requirement, the Board of Directors and Compensation Committee have prepared the following report for inclusion in this proxy statement.

The fundamental policy of United's compensation program is to offer competitive compensation and benefits for all employees, including the President and Chief Executive Officer and the other officers of United, to compete for and retain talented personnel who will lead United in achieving levels of financial performance that enhance shareholder value. United's executive compensation package historically has consisted of salary, annual incentive compensation, matching profit sharing contributions, and other customary fringe benefits. The grant of stock options under the 2000 Plan is also a part of United's compensation package for certain executive officers, including the named executive officers.

Salary

The nonemployee members of the Board of Directors of United participated in deliberations regarding salaries of executive officers. Mr. Tallent did not participate in deliberations concerning his own compensation. Although subjective in nature, factors considered by the Board in setting the salaries of executive officers were Mr. Tallent's recommendations (except with respect to his own salary), compensation paid by comparable banks to their executive officers (although such information was obtained informally and United did not attempt to pay any certain percentage of salary for comparable positions with other banks), each executive officer's performance, contribution to United, tenure in his or her position, and internal comparability considerations. The Board of Directors set the salary of Mr. Tallent based on Mr. Tallent's salary during the preceding fiscal year, his tenure, the salaries of chief executive officers of comparable bank holding companies (although such information was obtained informally and United did not attempt to pay any certain percentage of salary for a comparable position with other bank holding companies) and the increase in earnings of United in recent years. The Board did not assign relative weights to the factors considered in setting salaries of executive officers, including Mr. Tallent.

Annual Incentive Compensation

Annual incentive compensation for 2002, paid in the form of a cash bonus during the fourth quarter of the fiscal year, was based on annual consolidated financial results of United and of its bank subsidiaries, including general targets with respect to net income and earnings per share. Cash bonuses were granted by the Board to Mr. Tallent, and the Board set a range of bonuses (based on a percentage of salary) for all employees other than Mr. Tallent, within which range Mr. Tallent determined each other officer's bonus, based on individual performance.

Stock Options

During fiscal year 2002, options to acquire 319,700 shares of Common Stock were awarded under the 2000 Plan, including options to acquire 104,000 shares of Common Stock awarded to the named executive officers by the Compensation Committee.

Revenue Neutral Retirement Plan

United maintains a nonqualified, noncontributory Revenue Neutral Retirement Plan (the "Retirement Plan") for certain of its executive officers and key officers of its subsidiaries. The Retirement Plan provides for supplemental retirement benefits for the participants without penalizing United's earnings.

Generally, the Retirement Plan provides benefits to the participants in the following manner. United is the owner of a single premium life insurance policy on each participant and is the beneficiary of the policy value of the policy (the amount equal to the premiums paid by United plus compound interest accrued on such premiums). When a participant retires, the accumulated gains on the policy allocated to such participant, if any, will be distributed to the participant in equal installments for 15 years (the "Primary Benefit"). In addition, any annual gains after the retirement date of the participant will be distributed on an annual basis for the lifetime of the participant (the "Secondary Benefit"). The Primary

Benefit and Secondary Benefit payments are taxable to the participant.

The Retirement Plan also provides the participants with life insurance coverage, which is a percentage of the net death proceeds for the policy applicable to the participant. Net death proceeds are equal to the amount of death proceeds in excess of the policy value. The participant's beneficiary receives the net death proceeds and United receives the policy value. The life insurance proceeds are not taxable to United or the participant's beneficiary.

The Retirement Plan contains provisions that provide for certain accelerated payments upon a change of control of United. If the participant is a full-time employee of United at the time of a change of control, United will be obligated to pay the retirement benefits accrued under the Retirement Plan for the participants calculated as if the participant has reached his or her normal retirement age with United. Payments for the Primary Benefit will be made in 15 equal annual installments commencing with the participant's normal retirement date. The Secondary Benefit payments will be made in annual installments payable over the number of years from the participant's normal retirement date until his or her expected mortality age of 85.

Robert L. Head, Jr.	Clarence W. Mason, Sr.
Charles E. Hill	W.C. Nelson, Jr.
Hoyt O. Holloway	Tim Wallis
Robert H. Blalock	Charles E. Parks

SHAREHOLDER RETURN PERFORMANCE GRAPH

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on United's Common Stock against the cumulative total return on the Nasdaq Stock Market (U.S. Companies) Index and the Nasdaq Bank Stocks Index for the five-year period commencing December 31, 1997 and ending on December 31, 2002. United's Common Stock was not traded on an exchange until March 18, 2002 when it became listed on the Nasdaq Stock Market; therefore, the total shareholder return is based on stock trades known to United during the periods prior to March 18, 2002.

FIVE YEAR CUMULATIVE TOTAL RETURNS*
COMPARISON OF UNITED COMMUNITY BANKS, INC.,
NASDAQ STOCK MARKET (U.S.) INDEX
AND NASDAQ BANK INDEX
As of December 31



* Assumes $100 Invested on December 31, 1997 in United's common stock and above noted indexes. Total return includes reinvestment of dividends and values of stock and indexes as of December 31 of each year.

	Cumulative Total Return					
	1997	**1998**	**1999**	**2000**	**2001**	**2002**
United Community Banks, Inc.	100	134	140	128	133	168
Nasdaq Stock Market (U.S.)	100	141	261	157	125	86
Nasdaq Bank	100	99	96	109	118	121

13

PRINCIPAL AND MANAGEMENT SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of United's common stock as of March 14, 2003. The percentage of beneficial ownership is based on 22,547,837 shares of United's common stock outstanding as of such date, including 280,000 shares deemed outstanding pursuant to United's prime plus 1/4% Convertible Subordinated Payable-in-Kind Debentures due December 31, 2006 ("2006 Debentures"), and presently exercisable options to acquire 1,060,268 shares, all outstanding as of March 14, 2003. The table sets forth such information with respect to:

- each shareholder who is known by us to beneficially own 5% or more of the common stock;
- each director;
- each named executive officer; and
- all executive officers and directors as a group.

Unless otherwise indicated, except under any applicable community property law or as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of common stock beneficially owned by such shareholder.

The number of shares beneficially owned by each shareholder is determined under rules issued by the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after March 14, 2003, through the exercise of any stock option or other right.

Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Jimmy C. Tallent	423,068 [1]	1.88 %
Robert L. Head, Jr.	1,374,645 [2]	6.10 %
W.C. Nelson, Jr.	1,345,696 [3]	5.97 %
Robert H. Blalock	79,743 [4]	*
Harold Brewer	461,530 [5]	2.05 %
Guy W. Freeman	119,822 [6]	*
Thomas C. Gilliland	126,256 [7]	*
Charles E. Hill	264,153 [8]	1.17 %
Hoyt O. Holloway	99,478 [9]	*
Clarence W. Mason Sr.	60,774 [10]	*
Charles E. Parks	261,824 [11]	1.16 %
Tim Wallis	107,668	*
Rex S. Schuette	58,698 [12]	*
All directors and executive officers as a group (17 persons)	4,817,706 [13]	21.37 %

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* Represents less than 1% of the outstanding shares of common stock.

(1) Includes 22,000 shares beneficially owned by Mr. Tallent pursuant to the 2006 Debentures, 148,200 shares beneficially owned pursuant to stock options exercisable within 60 days of March 14, 2003, and 250 shares owned by Mr. Tallent's wife.

(2)   Includes 193,110 shares beneficially owned by a trust over which Mr. Head has voting power and 20,000 shares owned pursuant to the 2006 Debentures. Does not include 39,998 shares owned by Mr. Head's wife, as to which he disclaims beneficial ownership. Mr. Head's mailing address is P.O. Box 147, Blairsville, Georgia 30514.

(3)   Includes 20,000 shares beneficially owned pursuant to the 2006 Debentures, and 11,828 shares owned by Mr. Nelson's minor grandchildren, for which he is custodian. Does not include 33,452 shares owned by Mr. Nelson's wife, as to which he disclaims beneficial ownership. Mr. Nelson's mailing address is P.O. Box 127, Blairsville, Georgia 30514.

(4)   Includes 80 shares owned by Mr. Blalock's minor child and 61,986 shares owned by Blalock Insurance Agency, Inc., a company owned by Mr. Blalock, but does not include 2,882 shares owned by Mr. Blalock's wife, as to which he disclaims beneficial ownership.

(5)   Includes 13,600 shares beneficially owned pursuant to stock options exercisable within 60 days of March 14, 2003, but excludes 68 shares owned by Mr. Brewer's wife, as to which he disclaims beneficial ownership.

(6)   Includes 12,000 shares beneficially owned by Mr. Freeman pursuant to the 2006 Debentures, 74,600 shares beneficially owned pursuant to stock options exercisable within 60 days of March 14, 2003, does not include 1,380 shares owned by Mr. Freeman's wife, as to which he disclaims beneficial ownership.

(7)   Includes 12,540 shares beneficially owned by Mr. Gilliland as custodian for his children, 20,000 shares beneficially owned pursuant to the 2006 Debentures, and 79,400 shares beneficially owned pursuant to stock options exercisable within 60 days of March 14, 2003. Does not include 282,584 shares owned by Mr. Gilliland's wife, as to which he disclaims beneficial ownership.

(8)   Includes 20,000 shares beneficially owned by Mr. Hill pursuant to the 2006 Debentures. Does not include 155,092 shares owned by Mr. Hill's wife, as to which he disclaims beneficial ownership.

(9)   Includes 20,000 shares beneficially owned pursuant to the 2006 Debentures and 71,130 shares beneficially owned by Holloway Motors, Inc., a company wholly owned by Mr. Holloway. Does not include 970 shares owned by Mr. Holloway's wife, as to which he disclaims beneficial ownership.

(10)   Includes 20,000 shares beneficially owned by Mr. Mason pursuant to the 2006 Debentures. Does not include 33,916 shares owned by Mr. Mason's wife, as to which he disclaims beneficial ownership.

(11)   Includes 20,000 shares beneficially owned by Mr. Parks pursuant to the 2006 Debentures, but does not include 8,339 shares owned by Mr. Parks' wife, as to which he disclaims beneficial ownership.

(12)   Includes 27,400 shares beneficially owned pursuant to stock options exercisable within 60 days of March 14, 2003 and 2,334 restricted shares that will vest by March 9, 2004.

(13)   Includes 370,200 shares beneficially owned pursuant to stock options exercisable within 60 days of March 14, 2003 and 174,000 shares beneficially owned pursuant to the 2006 Debentures.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires United's directors and executive officers, and persons who own more than 10% of United's Common Stock, to file with the Securities and Exchange Commission certain reports of beneficial ownership of the Common Stock. Based solely on copies of such reports furnished to United and written representations that no other reports were required, United believes that all applicable Section 16(a) reports were filed by its directors, officers and 10% shareholders during the fiscal year ended December 31, 2002. Messrs. Williams, Hill, Schuette and Parks each did not file a timely report for one transaction in 2002.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Robert L. Head, Jr., Chairman of the Board of Directors of United, is the owner of a construction company that United and certain of its bank subsidiaries hired during the course of 2002 to perform various construction projects totaling approximately $1,517,000.

Mr. Tim Wallis, a member of the Board of Directors of United, is the owner of Wallis Printing, a printing company that United and certain of its bank subsidiaries hired during the course of 2002 to perform various printing services totaling approximately $89,000.

Mr. W.C. Nelson, Jr., Vice Chairman of the Board of Directors of United, owns a material interest in an automobile dealership. During the course of 2002, United and its subsidiaries purchased automobiles and services totaling approximately $63,000 from the dealership.

The Banks have had, and expect to have in the future, banking transactions in the ordinary course of business with directors and officers of United and their associates, including corporations in which such officers or directors are shareholders, directors, and/or officers, on the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with unaffiliated third parties. Such transactions have not involved more than the normal risk of collectability or presented other unfavorable features.

AUDIT COMMITTEE REPORT

The Board of Directors, in its business judgment, has determined that all three members of the Audit Committee are "independent," as defined by the NASD. The Audit Committee operates pursuant to an Audit Committee Charter that was adopted by the Board on April 20, 2000. United's management is responsible for its internal accounting controls and the financial reporting process. United's independent accountants, Porter Keadle Moore, LLP, are responsible for performing an audit of United's consolidated financial statements in accordance with auditing standards generally accepted in the United States and for expressing an opinion as to their conformity with accounting principles generally accepted in the United States. The Audit Committee's responsibility is to monitor and oversee these processes.

In keeping with that responsibility, the Audit Committee has reviewed and discussed United's audited consolidated financial statements with management and the independent accountants. In addition, the Audit Committee has discussed with United's independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committee," as currently in effect. In addition, the Audit Committee has received the written disclosures from the independent accountants required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and has discussed with the independent accountants their independence. The Audit Committee has also considered whether the provision of non-audit services by the independent accountants is compatible with maintaining United's independence.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Audit Committee rely, without independent verification, on the information provided to them and on the representations made by management and the independent accountants. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal control and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of United's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with accounting principles generally accepted in the United States or that United's auditors are in fact "independent."

Based on the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the Audit Committee Charter, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements of United be included in the Annual Report on Form 10-K for the year ended December 31, 2002 for filing with the Securities and Exchange Commission.

This report is respectfully submitted by the Audit Committee of the Board of Directors.

Hoyt O. Holloway
W. C. Nelson, Jr.
Charles E. Parks

OTHER MATTERS

Independent Public Accountants

Porter Keadle Moore, LLP was the principal independent public accountant for United during the year ended December 31, 2002. Representatives of Porter Keadle Moore, LLP are expected to be present at the annual meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions. United anticipates that Porter Keadle Moore, LLP will be United's accountants for the 2003 fiscal year.

During 2002, United was billed the following amounts for services rendered by Porter Keadle Moore, LLP:

Audit Fees. In connection with the audit of United's annual consolidated financial statements and review of its Form 10-K and the review of United's interim consolidated financial statements included within Forms 10-Q, United was billed approximately $332,000 by Porter Keadle Moore, LLP. This figure includes fees for services that were billed to United in 2003 in connection with the 2002 annual audit and out-of-pocket travel costs.

Financial Information Systems Design and Implementation Fees. Porter Keadle Moore, LLP did not perform financial systems design or implementation services during 2002.

Other Fees. During 2002, United was billed $208,000 for services that were not related to the audit of United's financial statements. These services included income tax advice, return preparation, and other compliance and consulting services.

Expenses of Solicitation

The cost of solicitation of proxies will be borne by United. United may reimburse brokers, banks, nominees and other fiduciaries for postage and reasonable clerical expenses of forwarding the proxy material to their principals who are beneficial owners of shares of common stock.

Shareholder Proposals

No proposals by non-management have been presented for consideration at the annual meeting. United expects that its 2004 annual meeting will be held in April 2004. Any proposals by non-management shareholders intended for presentation at the 2004 annual meeting must be received by United at its principal executive offices, attention of the Secretary, no later than November 14, 2003 to be included in the proxy material for that meeting. United must be notified of any other shareholder proposal intended to be presented for action at the meeting not later than January 30, 2004 or else proxies may be voted on such proposal at the discretion of the person or persons holding these proxies.

General

        The Board of Directors does not know of any other matters to be presented at the annual meeting. If any additional matters are properly presented, the persons named in the proxy will have discretion to vote in accordance with their own judgment on such matters.

        BY ORDER OF THE BOARD OF DIRECTORS



Jimmy C. Tallent
President and Chief Executive Officer

COMMON STOCK OF
UNITED COMMUNITY BANKS, INC.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE 2003 ANNUAL MEETING OF SHAREHOLDERS.

This undersigned hereby appoints Jimmy C. Tallent or Robert L. Head, Jr. the proxy of the undersigned to vote the Common Stock of the undersigned at the Annual Meeting of Shareholders of UNITED COMMUNITY BANKS, INC. to be held on April 30, 2003, and any adjournment thereof.

1. Election of Nominees	Nominees: Jimmy C. Tallent, Robert L. Head, Jr., W. C. Nelson, Jr., Robert H. Blalock, Harold Brewer, Guy W. Freeman, Thomas C. Gilliland, Charles E. Hill, Hoyt O. Holloway, Clarence W. Mason, Sr., Charles E. Parks, and Tim Wallis
FOR the Nominees listed above ☐	WITHHOLD AUTHORITY to vote for all nominees ☐ WITHHOLD AUTHORITY to vote for an individual nominee ☐ Write name(s) below:

2.   **Authority to vote, in the proxies' discretion, upon such other business as may properly come before the meeting or any postponement or adjournment thereof**

The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Shareholders dated March 25, 2003 and the Proxy Statement furnished therewith.

_____, 2003
Dated and signed

_____
Signature

_____
Signature

(Signature(s) should agree with the name(s) hereon. Executors, administrators, trustees, guardians, and attorneys should so indicate when signing. For joint accounts, each owner should sign. Corporations should sign their full corporate name by a duly authorized officer.)

This proxy is revocable at or at any time prior to the meeting.

Please sign and return this proxy in the accompanying prepaid envelope.

☐   Please check if you will attend the Annual Meeting.
_____